UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

PolarityTE, Inc.
(Name of Issuer) Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

731094108
(CUSIP Number)

Denver Lough c/o Smith Washburn LLC 8 East Broadway Suite 320 Salt Lake City, UT 84111 801-584-1800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	731094108	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Denver Lough
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,776,348(1), (5)
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
8,776,348(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,776,348(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☒
(SEE INSTRUCTIONS) See footnote (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.7%(3)
14	TYPE OF REPORTING PERSON
IN; OO(4)

Footnotes to Schedule 13D/A Amendment No. 4 Table

(1)	This figure includes: (i) 7,050,000 shares of common stock; (ii) 1,000,000 shares of common stock issuable upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan; (iii) 400,000 shares of common stock issuable upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan; (iv) 195,000 shares of common stock issuable upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan (v) 105,000 shares of common stock from a restricted share award granted September 20, 2018; and (vi) 44,444 shares of common stock from a restricted share award granted August 26, 2019 (half of which have been issued to the Reporting Person while the other half is issuable within the next 60 days); less 18,096 shares retained by the Issuer for withholding taxes. The Reporting Person is currently a in dispute with the Issuer related to his prior share awards, which were awarded to him during his tenure as a director and officer of the Issuer.
(2)	The figure 8,776,348 does not include the 536,954 shares of common stock held by certain other stockholders of the Issuer who granted an irrevocable proxy to the Reporting Person to vote such shares subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders. Addition of the 536,954 irrevocable proxy shares to the Reporting Person’s sole voting power would result in voting power of 9,313,302 shares of the Issuer’s common stock, or 32.6% of the Issuer’s issued and outstanding shares of common stock
(3)	This calculation is based on 26,932,764 shares of the Issuer’s common stock outstanding as of October 21, 2019, as reported in the Issuer’s Form S-3 Registration Statement, and as filed with the Securities and Exchange Commission on October 21, 2019 (Exhibit 99.10) plus: (i) 1,000,000 shares of common stock issuable upon exercise of a stock option issued to the Reporting Person under the Issuer’s 2017 Equity Incentive Plan; (iii) 400,000 shares of common stock issuable to the Reporting Person upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan; (iv) 195,000 shares of common stock issuable to the Reporting Person upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan, and (v) 78,750 shares of common stock issuable to the Reporting Person from a restricted share award granted September 20, 2018.
(4)	The Reporting Person is a sole individual (indicated as IN), and a prior director and officer of the Issuer (indicated as OO).
(5)	The Reporting Person is party to an agreement with the Issuer called the “Settlement Terms.” Among other things, the Settlement Terms contains a provision that limits the Reporting Person’s ability to vote his shares for a period of time. This limitation is further described in Item 6 below.

Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D/A (“Schedule 13D”) relates to common stock, $.001 par value per share (the “Common Stock”), of PolarityTE, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at: 123 Wright Brothers Drive, Salt Lake City, Utah, 84116. Prior Schedule 13D/A Statements of Beneficial Ownership, as filed with the United States Securities and Exchange Commission are Incorporated by Reference (Exhibits 99.0–99.3).

Item 2.	Identity and Background.

(a)	This Schedule 13D/A (Amendment No. 4), is filed by Denver Lough, who is referred to herein as the “Reporting Person.”

(b)	The Reporting Person’s business address for purposes of this filing is: 8 East Broadway, Suite 320, Salt Lake City, Utah, 84111.

(c)	The Reporting Person served as a director and officer of the Issuer until August 26, 2019.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

NEWLY VESTED SHARES

On August 26, 2019, the Reporting Person was granted a restricted share award of Restricted Stock Units (RSUs) covering 200,000 shares of common stock, which were awarded under the Issuer’s 2019 Equity Incentive Plan: “Restricted Stock Unit Agreement” (Exhibit 10.1). The restricted share award vests in monthly installments for eighteen (18) months beginning on October 1, 2019. As of this filing, two of the eighteen vesting installments have occurred: one on October 1, 2019, and another on November 1, 2019. Official release, distribution and transactional confirmations to indicate final settlement related to the vested installments occurred on October 4, 2019, and November 8, 2019, respectively. Of the 22,222 shares of common stock issuable to the Reporting Person, a total of 9,890 shares were withheld by the Issuer for tax withholdings, thus netting a total award to the Reporting Person of 12,332 shares.

PRIOR SHARES AWARDED WHILE REPORTING PERSON WAS A DIRECTOR & OFFICE FOR ISSUER:

7,050,000 shares of the Reporting Person’s common stock were issued following conversion by the Reporting Person of the Issuer’s Series E Convertible Preferred Stock, which shares of Series E Convertible Preferred Stock were issued pursuant to that certain Agreement and Plan of Reorganization, dated December 1, 2016, by and between the Issuer, the Reporting Person, Majesco Acquisition Corp., a Nevada corporation and wholly owned subsidiary of Issuer, and PolarityTE, Inc., a Nevada Corporation, pursuant to which Issuer acquired PolarityTE, Inc., a Nevada Corporation, which was 100% owned by the Reporting Person prior to the merger (Exhibit 98.3)

1,000,000 shares of the Reporting Person’s common stock represent shares issuable pursuant to option grants awarded on December 1, 2016, under the Issuer’s 2017 Equity Incentive Plan (Exhibit 98.2). The award was granted to the Reporting Person in connection with his appointment and service as an executive officer of the Issuer, and vest monthly over twenty-four (24) months.

400,000 shares of the Reporting Person’s common stock represent shares issuable pursuant to an option grant awarded on November 10, 2017, under the Issuer’s 2017 Equity Incentive Plan (Exhibit 98.1). The award vests monthly over 24 months beginning on December 10, 2017.

On September 20, 2018, the Reporting Person was granted a restricted share award covering 105,000 shares of common stock and a stock option to acquire 195,000 shares of common stock, which were awarded under the Company’s 2017 Equity Incentive Plan (Exhibit 98.0). The restricted share award vests in four equal installments every six months beginning on the date six months following the grant date. On March 20, 2019, 26,250 shares of common stock vested under the restricted share award, of which 8,206 shares were retained by the issuer to cover withholding taxes associated with the vesting of the restricted share award. The aforementioned stock option award vests monthly over twenty-four (24) months beginning October 20, 2018.

On August 26, 2019, the Reporting Person was granted an award of Restricted Stock Units (RSUs) covering 200,000 shares of common stock, which were awarded under the Company’s 2019 Equity Incentive Plan: “Restricted Stock Unit Agreement” (Exhibit 10.1). The restricted share award vests in monthly installments for eighteen (18) months beginning on October 1, 2019.

PRIOR ASSIGNMENT OF PROXY VOTE TO REPORTING PERSON BY OTHER STOCKHOLDERS

On March 6, 2018, Reporting Person was granted an irrevocable proxy to vote 797,296 shares of common stock that were held by other stockholders of the Issuer subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders. The irrevocable proxy terminates upon assignment or transfer of the underlying shares. As of March 20, 2019, the proxy right has terminated with respect to 260,342 shares, so that 536,954 shares remain subject to the proxy right.

Item 4.	Purpose of Transaction.

All the Issuer’s securities owned by the Reporting Person have been granted, awarded and acquired for investment purposes. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of this Schedule 13D/A (Amendment No. 4).

The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer.

(a)         The Reporting Person claims beneficial ownership over 8,776,348 shares of the Issuer’s common stock, or 30.7% of the Issuer’s issued and outstanding shares of common stock. This calculation of the Issuer’s issued and outstanding common stock is based on 26,932,764 shares of the Issuer’s common stock outstanding as of October 21, 2019, as reported in the Issuer’s Form S-3 Registration Statement, and as filed with the Securities and Exchange Commission on October 21, 2019 (Exhibit 99.10) plus: (i) 1,000,000 shares of common stock issuable upon exercise of a stock option issued to the Reporting Person under the Issuer’s 2017 Equity Incentive Plan; (iii) 400,000 shares of common stock issuable to the Reporting Person upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan; (iv) 195,000 shares of common stock issuable to the Reporting Person upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan (v) 78,750 shares of common stock issuable to the Reporting Person from a restricted share award granted September 20, 2018. The figure 8,776,348 does not include the 536,954 shares of common stock held by certain other stockholders of the Issuer who granted an irrevocable proxy to the Reporting Person to vote such shares subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders. Addition of the 536,954 irrevocable proxy shares to the Reporting Person’s sole voting power would result in voting power of 9,313,302 shares of the Issuer’s common stock, or 32.6% of the Issuer’s issued and outstanding shares of common stock (based on the figures used above). The Reporting Person’s beneficial ownership, as reported and filed within the Schedule 13D/A (Amendment No. 4) for November 2019 represents: (i) 7,050,000 shares of common stock; (ii) 1,000,000 shares of common stock issuable upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan; (iii) 400,000 shares of common stock issuable upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan; (iv) 195,000 shares of common stock issuable upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan (v) 105,000 shares of common stock from a restricted share award granted September 20, 2018; and (vi) 44,444 shares of common stock from a restricted share award granted August 26, 2019, under the Issuer’s 2019 Equity Incentive Plan; less 18,096 shares, which have been retained by the Issuer for the Reporting Person for tax withholding, commission and fee purposes. Not included in this figure are the 536,954 shares of common stock held by certain other stockholders of the Issuer who granted an irrevocable proxy to the Reporting Person to vote such shares subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders. The Reporting Person disclaims any pecuniary interest in the 536,954 shares of common stock held by certain other stockholders of the Issuer who granted an irrevocable proxy to the Reporting Person to vote such shares.

As of November 25, 2019, the Reporting Person remains in a dispute with the Issuer regarding delivery and access to some of these options and restricted stock units, which were granted to him during his tenure as a director and officer of the Issuer. More detailed information, actions and disclosures related to the dispute with the Issuer are included in the following sections Item 6 and Item 7.

(b)         The Reporting Person may be deemed to hold sole voting power over 8,776,348 shares of the Issuer’s common stock, or 30.7% of the Issuer’s issued and outstanding shares of common stock, sole dispositive power over 8,776,348 shares of common stock and shared voting and dispositive power over 0 shares of common stock. Not included in these figures are the 536,954 shares of common stock held by certain other stockholders of the Issuer who granted an irrevocable proxy to the Reporting Person to vote such shares subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders. The Reporting Person disclaims any pecuniary interest in the 536,954 shares of common stock held by certain other stockholders of the Issuer who granted an irrevocable proxy to the Reporting Person to vote such shares. Addition of the 536,954 irrevocable proxy shares to the Reporting Person’s sole voting power results in voting power of 9,313,302 shares of the Issuer’s common stock, or 32.6% of the Issuer’s issued and outstanding shares of common stock (based on the calculation disclosed in subsection (a) above).

(c)          On August 26, 2019, the Reporting Person was granted a new share award of Restricted Stock Units (RSUs) covering 200,000 shares of common stock, which were awarded under the Company’s 2019 Equity Incentive Plan. The restricted share award vests in monthly installments for eighteen (18) months beginning on October 1, 2019. As of this filing, two of the eighteen monthly vesting installments have occurred—one on October 1, 2019, and another on November 1, 2019. Official release, distribution and transactional confirmations to indicate final settlement related to the vested installments occurred on October 4, 2019, and November 8, 2019, respectively.

(d)          Based on the Reporting Person’s knowledge and understanding, no other person has the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the 8,776,348 shares of common stock for which Reporting Person has sole dispositive power. Reporting Person does not have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the 536,954 shares of common stock which are held by certain other stockholders of the Issuer that granted an irrevocable proxy to the Reporting Person to vote such shares subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

PRIOR ASSIGNMENT OF PROXY VOTE TO REPORTING PERSON BY OTHER STOCKHOLDERS

On March 6, 2018, Reporting Person was granted an irrevocable proxy to vote 797,296 shares of common stock which were held by other stockholders of the Issuer subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders. As of March 20, 2019, the proxy right has terminated with respect to 260,342 shares, so that 536,954 shares remain subject to the proxy right as to the best of the knowledge of Reporting Person at this time.

“SETTLEMENT TERMS” DATED AUGUST 21, 2019

On August 21, 2019, the Reporting Person and Issuer entered into a handwritten agreement titled, “Settlement Terms.” A copy of that agreement is attached hereto and incorporated by reference (Exhibit 10.0). Among other things, the Settlement Terms contains a voting agreement between the Reporting Person and Issuer, which provides that the Reporting Person agrees that while the Issuer makes certain payments to him (described elsewhere in the Settlement Terms), “he will not vote his shares against any proposal or matter submitted to the shareholders for approval that is recommended by a majority of the board for approval of the shareholders, or vote his shares for any proposal or matter that a majority of the board recommends that the shareholders not approve, except to the extent that the action in question would disproportionately negatively effect Lough.” This voting arrangement does not preclude the Reporting Person from abstaining on any matter put to the shareholders for vote.

Since the Settlement Terms were drafted, a dispute has arisen between the Reporting Person and the Issuer regarding the terms set forth therein. In particular, the Reporting Person contends that the parties agreed that all previously awarded but unvested options and restricted stock units would be immediately vested and that the time to exercise those options would be extended to accommodate future repricing of the options. The Issuer disputes that an agreement was reached on these terms and the parties have yet to resolve that dispute.

FULL EFFECTIVE REGISTRATION OF 7,050,000 COMMON SHARES

On October 21, 2019, the Issuer submitted and filed a Form S-3 Registration Statement with the United States Securities and Exchange Commission (Exhibit 99.10), which was granted effectiveness on November 1, 2019 (Exhibit 99.11). The Reporting Person has repeatedly requested the delivery of related materials from the Issuer which include but are not limited to:

1)	The New Stock Certificate (Original);

2)	A digital image of the abovementioned New Stock Certificate (Copy)

3)	144 Opinion Letter;

4)	Consent Letter

5)	Related Administrative Materials

As of November 25, 2019, the Issuer has failed to deliver these items despite the Reporting Person’s demands.

Item 7.	Material to be Filed as Exhibits.

Exhibit No. 10.0 Draft Settlement Term Sheet - “Settlement Terms” Scanned Copy of Original from August 21, 2019

Exhibit No. 10.1 NEW Share Award Document - Restricted Stock Unit Agreement PolarityTE Inc.

Exhibit No. 99.0 Reporting Person’s SC 13D (Initial Schedule 13D) February 14, 2018 (Incorporated by Reference)

Exhibit No. 99.1 Reporting Person’s SC 13D/A (Amendment No. 1) March 19, 2018 (Incorporated by Reference)

Exhibit No. 99.2 Reporting Person’s SC 13D/A (Amendment No. 2) March 21, 2019 (Incorporated by Reference)

Exhibit No. 99.3 Reporting Person’s SC 13D/A (Amendment No. 3) October 15, 2019 (Incorporated by Reference)

Exhibit No. 99.10 Form S-3 Registration Statement and Prospectus Filed by Issuer on October 21, 2019

Exhibit No. 99.11 Notice of Effectiveness of S-3 Registration Statement Shares on November 1, 2019

Exhibit No. 98.0 SEC Form-4 Statement of Changes in Beneficial Ownership September 20, 2018

Exhibit No. 98.1 SEC Form-4 Statement of Changes in Beneficial Ownership November 10, 2017

Exhibit No. 98.2 SEC Form-3 Initial Statement Beneficial Ownership of Securities December 1, 2016

Exhibit No 98.3 SEC Form 8-K Current Report December 1, 2019 (Incorporated by Reference)

Exhibit No. 98.4 Executive Employment Agreement 2017 (Incorporated by Reference)

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: 11/25/2019	COMPANY NAME

	By:	/s/
	Name:	Denver Lough
	Title:	Individual